Exhibit (a)(5)(B)

PRESS RELEASE

OpenText Commences Tender Offer for Carbonite, Inc.

WATERLOO, Ontario, Nov. 25, 2019/PR/Newswire/ — OpenText™ (NASDAQ: OTEX) (TSX: OTEX), a market leader in Enterprise Information Management (EIM) software and solutions, announced today that it has commenced its previously announced tender offer for all outstanding shares of common stock of Carbonite, Inc. (NASDAQ: CARB) at a price of U.S. $23.00 per share, through its subsidiary, Coral Merger Sub Inc. The tender offer is being made in connection with the Agreement and Plan of Merger, dated as of November 10, 2019 (the “Merger Agreement”), by and among OpenText, Coral Merger Sub Inc. and Carbonite, which OpenText and Carbonite announced on November 11, 2019.

The Carbonite board of directors has unanimously determined that the tender offer is fair to, advisable and in the best interests of Carbonite and its stockholders and unanimously recommends that the Carbonite stockholders tender their shares pursuant to the tender offer.

The tender offer is scheduled to expire at one minute after 11:59 PM, Eastern time, on Monday, December 23, 2019, unless the offer is extended or earlier terminated.

Consummation of the tender offer is subject to customary conditions, including (i) the tender by Carbonite stockholders of at least one share more than 50% of the issued and outstanding shares of Carbonite (as calculated pursuant to the Merger Agreement) and (ii) required regulatory approvals, including the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated and the German competition authority (Bundeskartellamt) having adopted a decision to authorize, not to oppose, or not to exercise jurisdiction over, the transactions contemplated by the Merger Agreement under the German Act Against Restraints of Competition. The tender offer is subject to other important conditions set forth in the Offer to Purchase. There is no financing condition to the tender offer.

Complete terms and conditions of the tender offer are set forth in the Offer to Purchase, Letter of Transmittal and other related materials, which have been filed by OpenText with the SEC today. In addition, Carbonite has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC relating to the tender offer.

Copies of the Offer to Purchase, Letter of Transmittal and other related materials are available free of charge from D.F. King & Co., Inc., the information agent for the tender offer, toll-free at (800) 864-4940. American Stock Transfer & Trust Company, N.A. is acting as depositary for the tender offer.

Additional Information

This communication is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. OpenText has filed with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Carbonite has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. OpenText, Coral Merger Sub Inc. and Carbonite will mail these documents to the Carbonite stockholders. Investors and security holders are urged to read those documents and other relevant documents filed or to be filed with the SEC carefully as they contain important information about OpenText, Carbonite, the tender offer and related matters. Those documents as well as OpenText’s and Carbonite’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov. OpenText’s public filings with the SEC may be obtained at OpenText’s website at http://investors.opentext.com and Carbonite’s public filings with the SEC may be obtained at Carbonite’s website at http://investor.carbonite.com. The offer to purchase and related materials may also be obtained for free by contacting D.F. King & Co., Inc., the information agent for the tender offer, toll-free at (800) 864-4940.

About OpenText

OpenText, The Information Company™, a market leader in Enterprise Information Management software and solutions, enabling companies to manage, leverage, secure and gain insight into their enterprise information, on premises or in the cloud. For more information about OpenText (NASDAQ/TSX: OTEX) visit www.opentext.com.

About Carbonite

Carbonite provides a robust Data Protection Platform for businesses, including backup, disaster recovery, high availability and workload migration technology. The Carbonite Data Protection Platform supports businesses on a global scale with secure cloud infrastructure.

Carbonite, Inc. serves customers through three brands: Carbonite data protection, Webroot cybersecurity, and MailStore email archiving.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication, including statements regarding OpenText’s plans, objectives, expectations and intentions relating to the acquisition, as well as the expected timing and benefits of the acquisition, may contain words considered forward-looking statements or information under applicable securities laws. These statements are based on OpenText’s current expectations, estimates, forecasts and projections about the operating environment, economies and markets in which the company operates. These statements are subject to important assumptions, risks and uncertainties that are difficult to predict, and the actual outcome may be materially different. OpenText’s assumptions, although considered reasonable by the company at the date of this filing, may prove to be inaccurate and consequently its actual results could differ materially from the expectations set out herein.

For additional information with respect to risks and other factors, which could occur, see OpenText’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other securities filings with the SEC (which are available at the SEC’s website at www.sec.gov) and other securities regulators. Unless otherwise required by applicable securities laws, OpenText disclaims any intention or obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

© 2019 Open Text. OpenText is a trademark or registered trademark of Open Text. The list of trademarks is not exhaustive of other trademarks. Registered trademarks, product names, company names, brands and service names mentioned herein are property of Open Text. All rights reserved. For more information, visit: http://www.opentext.com/who-we-are/copyright-information.

OTEX — MNA

For more information, please contact:

Harry E. Blount

Senior Vice President, Investor Relations

Open Text Corporation

415-963-0825

investors@opentext.com

Chris Plunkett

Vice President, Corporate Communications

Open Text Corporation

519-497-0742

publicrelations@opentext.com

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